Exhibit p.5

Code of Ethics

Policy Owner	Date of Last Review	Date of Next Review	Approver
Compliance	Dec 2023	Sep 2024	Andy French

Introduction

This Code of Ethics, “this policy”, applies to all staff of Mesarete Capital LLP and its subsidiaries (Mesarete Capital (US) LLC), collectively “Mesarete” or the “Firm”.

Mesarete is committed to maintaining the highest professional standards of conduct and ethics in its business. This Code of Ethics sets out the Firm’s core expectations of all staff to manage conflicts of interests, maintain compliance with securities laws, and act in the best interests of its clients at all times.

Mesarete’s Code of Ethics and other policies and procedures are pursuant to the SEC’s Code of Ethics1 (SEC Rule 204A-1 under the Investment Advisors Act of 1940), the FCA’s Conduct of Business rules2, the CFTC’s Statement of Acceptable Practices3, and NFA Interpretive Notice 90514, together the “Combined Codes”.

While this policy provides a summary of the salient points presented by the aforementioned regulators with regards to standards of conduct, staff should note that attesting to compliance with this Code of Ethics also implies attesting compliance to the Combined Codes, and it is critical that any concerns about potential or actual failures to comply with any of the regulations captured by the Combined Codes are flagged immediately to the Chief Compliance Officer (“CCO”) and compliance@mesaretecapital.com.

All staff are required to complete ethics training and certify that they have read and understood Mesarete’s Code of Ethics when joining the firm, and thereafter on an annual basis.

Mesarete Code of Ethics

In conducting their duties, all staff are required to comply with the core principles set out below:

1.	You must act with integrity, honesty and be fair;

2.	You must act with due skill, care and diligence;

3.	You must comply with all relevant laws and regulations and be open and cooperative with all regulators;

4.	You must pay due regard to the interests of clients and treat them fairly;

5.	You must observe proper standards of market conduct; and

6.

You must seek to avoid any actual or potential conflicts of interest between you, Mesarete and its clients and any circumstances that create the appearance of impropriety, for example you must avoid even the appearance of insider trading.

Senior managers:

1.	You must take reasonable steps to ensure that the business of the Firm for which you are responsible is controlled effectively;

2.	You must take reasonable steps to ensure that the business of the Firm for which you are responsible complies with the relevant requirements and standards of the regulatory system;

3.	You must take reasonable steps to ensure that any delegation of your responsibilities is to an appropriate person and that you oversee the discharge of the delegated responsibility effectively;

4.	You must disclose appropriately any information of which a regulator would reasonably expect notice.

[1]	https://www.sec.gov/rules/2004/12/investment-adviser-codes-ethics
[2]	https://www.handbook.fca.org.uk/handbook/COBS/
[3]	https://www.cftc.gov/sites/default/files/2021/02/2020-28944a.pdf
[4]	https://www.nfa.futures.org/rulebooksql/rules.aspx?RuleID=9051&Section=9

Fiduciary Standards and Compliance with Relevant Laws and Regulations

All staff must act with competence, dignity, integrity, and in an ethical manner, when dealing with clients, the public, prospects, third-party service providers and fellow employees. Staff must use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment decisions, trading, promoting the Firm’s services, and engaging in other professional activities. SEC Supervised persons, meaning any partner, officer, director (or other person occupying a similar status or performing similar functions), or employee of Mesarete must be aware of and always comply with applicable US Federal securities laws.

The Firm expects all employees to adhere to the highest standards with respect to any potential conflicts of interest with clients. As a fiduciary, the Firm must act in its clients’ best interests. Neither the Firm, nor any staff member should ever benefit at the expense of any investor. Staff are required to notify the CCO/COO promptly about any practice that creates, or gives the appearance of, a material conflict of interest.

Employees are generally expected to discuss any perceived risks or concerns about the Firm’s business practices, with the COO. If an employee is uncomfortable discussing an issue with the COO, or if they believe that an issue has not been appropriately addressed, they should bring the matter to the CIO’s attention.

Conflicts of Interest Policies - Personal Account Dealing Policy

The Firm has a specific Personal Account Dealing (“PA Dealing”) Policy that staff should read alongside this Code of Ethics.

All staff are deemed to be “Access persons” and therefore subject to the PA Dealing policy. It is particularly important that staff understand, and meet, the reporting and timing requirements for personal account transactions and holding reports, as set out in the policy document. In particular, new joiners must submit an initial holdings report to Compliance no later than 10 days from becoming an access person (joining date), and the information should be current as of a date no more than 45 days prior to the date the person becomes and access person. The content of the holdings report must contain as a minimum, as per SEC Rule 204A-1(b)(1)(i), the title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares and principal amount or each reportable security in which the access person has any direct or indirect beneficial ownership, the name of any broker, dealer or bank with which the access person maintains an account in which any securities are held for the access person’s direct or indirect benefit, and the date the access person submits the report. Holdings reports must be submitted at least once in each 12 month period thereafter as set out in the PA Dealing policy.

In addition to the general pre-approval requirements set out within the PA Dealing policy, access persons, i.e., all staff, must obtain pre-approval from Compliance before directly or indirectly acquiring beneficial ownership in any security in an initial public offering or in a limited offering.

All transactions must be reported promptly to Compliance and in addition to the holdings reports referenced above, staff must submit quarterly transaction reports to Compliance no later than 30 days after the end of each calendar quarter. This report must include, as a minimum, all transactions during the quarter. The report must meet the requirements of the SEC Codes of Ethics, as set out in more detail in the PA Dealing Policy.

Furthermore, Mesarete strictly prohibits all staff and Covered Persons (as defined within the PA Dealing policy) from engaging in fraudulent, deceptive, or manipulative practices in connection with their personal transactions, or those transactions which are of consideration to Mesarete.

Mesarete Compliance reviews submitted personal account dealing records in accordance with the SEC Codes of Ethics requirements. Any preclearance requests and reports submitted by the CCO will be reviewed by the Senior Compliance Officer with any issues being escalated to the other Partners, if necessary. It remains incumbent on staff to ensure that they have met the reporting requirements.

Other conflicts of Interest Policies

The Firm has a separate Inducements Policy, and a Conflicts of Interest Policy that staff should read alongside this Code of Ethics. All gifts and entertainment will be reviewed periodically by the Partnership Committee.

Reporting of Violations

Employees must promptly report any suspected or actual violations of the Code of Ethics without delay to the Chief

Compliance Officer (“CCO”), Andy French, who is also Chief Operating Officer (“COO”) and a Partner of the Firm.

To the extent practicable, the Firm will protect the identity of an employee who reports a suspected violation. However, Mesarete remains responsible for satisfying the regulatory reporting, investigative, and other obligations that may follow the reporting of a potential violation.

Retaliation against any employee who reports a violation of the Code of Ethics is strictly prohibited and will be cause for corrective action, up to and including dismissal.

Violations of this Code of Ethics, or the other policies and procedures set forth in the Compliance Manual, may warrant sanctions including, without limitation, requiring that personal trades be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, suspending personal trading rights, imposing a fine, suspending employment (with or without compensation), making a civil referral to a regulator, making a criminal referral, terminating employment for cause, and/or a combination of the foregoing. Violations may also subject an employee to civil, regulatory or criminal sanctions. No employee will determine whether he or she committed a violation of the Code of Ethics or impose any sanction against himself or herself. All sanctions and other actions taken will be in accordance with applicable employment laws and regulations.

Disclosure of the Code of Ethics Policy

The Firm describes its Code of Ethics in Part 2 of Form ADV and, upon request, furnishes Clients and Investors with a copy of the Mesarete Code of Ethics. All Client requests for the Firm’s Code of Ethics should be routed through investor relations to Compliance.

Ethics Training Requirements

The Firm has adopted annual ethics training for all employees, in-accordance with NFA Compliance Rules 2-9 and 2- 365. The annual training, incorporated within the annual Mesarete Compliance training, covers this Code of Ethics policy, as well as the following topics:

1.	A summary of the applicable rules, regulations, and laws that the Firm must adhere to.

2.	Mesarete’s obligation to observe fair business practices, and equitable principles of trade.

3.	Mesarete’s responsibility to conduct its business with integrity, honesty, and care, and how to achieve that.

4.	Avoidance, proper disclosure, and handling of conflicts of interest.

[5]	https://www.nfa.futures.org/rulebooksql/rules.aspx?Section=9&RuleID=9051

In addition to the Annual Training provided to all Mesarete employees, training is also given to those employees conducting marketing activities, and all NFA associated persons (“AP”). This training includes:

1.

Detail on how to categorise potential investors and ensuring those who are the subject of Mesarete solicitation activity have the pre-requisite financial situation and investment experience (Client Categorisation).

2.	Necessary disclosures of material information and documentation.

3.	Establishing necessary supervisory systems and controls.

The annual training provided to all Mesarete staff, is prepared by the Firm’s Compliance consultant. The Mesarete Compliance team approves all final materials including presentations shared, and other miscellaneous items. The training is conducted in person or via video conference, and all employees are expected to attend the session. In some situations, employees may watch the recording of the session, in-lieu of physical attendance. Attendance at the training is recorded and all employees are required to attest and sign that they attended or watched the recording. This list is maintained by Mesarete Compliance.

Marketing and AP training is presented by the Mesarete Compliance team and presentation materials are drafted in-house and approved by the Mesarete CCO. As per the annual training, attendance is mandatory, and a log of all attendees is kept by the Mesarete Compliance team.

If you have any questions on this policy or associated regulations, please refer them to Compliance.

Once you have read this Code of Ethics please sign and return a signed and scanned copy of this acknowledgement to compliance@mesaretecapital.com

I confirm that I have received and read this Mesarete Code of Ethics and agree to comply with all relevant regulations captured by the Combined Codes:

Date:
Name:
Signature:

5